NO ACT

PE
12/13/2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025382

Received SEC
FEB 09 2012
Washington, DC 20549

February 9, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-9-12

Paul M. Wilson
AT&T Inc.
pw2209@att.com

Re: AT&T Inc.
Incoming letter dated December 13, 2011

Dear Mr. Wilson:

This is in response to your letters dated December 13, 2011 and January 13, 2012 concerning the shareholder proposal submitted to AT&T by Calvert Investment Management, Inc. on behalf of the Calvert Enhanced Equity Portfolio, the Calvert Social Index Fund, and the Calvert Large Cap Value Fund. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Ivy Wafford Duke
Calvert Investment Management, Inc.
4550 Montgomery Avenue
Bethesda, MD 20814

February 9, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Inc.
Incoming letter dated December 13, 2011

The proposal requests that "within 6 months of the 2011 annual meeting" the board adopt public policy principles on climate change and issue a report on how the principles are to be implemented.

There appears to be some basis for your view that AT&T may exclude the proposal under rule 14a-8(i)(6). As it does not appear to be within the power of the board of directors to ensure that the proposal is implemented "within six months" of AT&T's 2011 annual meeting, it appears that the proposal is beyond the power of the board to implement. Accordingly, we will not recommend enforcement action to the Commission if AT&T omits the proposal from its proxy materials in reliance on rule 14a-8(i)(6). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which AT&T relies.

Sincerely,

Louis Rambo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St., Rm. 3030
Dallas, TX 75202
214-757-7980
Email: pw2209@att.com

1934 Act/Rule 14a-8

January 13, 2012

BY E-MAIL: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T Inc.
Stockholder Proposal of Calvert Investment Management, Inc. on behalf of the Calvert Enhanced Equity Portfolio, Calvert Social Index Fund and Calvert Large Cap Value Fund

Ladies and Gentlemen:

This letter is submitted on behalf of AT&T Inc. ("AT&T") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended concerning a shareholder proposal (the "Proposal") submitted by Calvert Investment Management, Inc. on behalf of the Calvert Enhanced Equity Portfolio, Calvert Social Index Fund and Calvert Large Cap Value Fund (the "Proponent") for inclusion in AT&T's 2012 proxy materials. This letter should be read in conjunction with AT&T's original letter to you regarding the Proposal dated December 13, 2010 (the "Original Letter"). Capitalized terms used but not defined herein have the meanings given to them in the Original Letter. For the reasons set forth below and in the Original Letter, AT&T continues to believe that the Proposal may be excluded from AT&T's proxy materials.

The Proposal states, in relevant part:

> RESOLVED: Shareholders of AT&T request that within 6 months of the 2011 annual meeting, the Board of Directors to adopt public policy principles on climate change, and issue a report on how the principles are to be implemented at reasonable costs and omitting proprietary information.

AT&T believes the Proposal may be omitted pursuant to Rule 14a-8(i)(6) because AT&T lacks the power to implement the Proposal and pursuant to Rule 14a-8(i)(3) because the Proposal is vague and indefinite.

The Proposal may be omitted pursuant to Rule 14a-8(i)(6) because AT&T lacks the power to implement the Proposal.

Rule 14a-8(i)(6) permits a company to exclude a proposal if the company would lack the power or authority to implement the proposal. The Proposal calls for AT&T's Board of Directors to adopt principles and issue a report within six months of AT&T's 2011 annual meeting. AT&T's 2011 annual meeting of stockholders was held on April 29, 2011. Therefore, any action to be taken within six months of AT&T's 2011 annual meeting would need to be taken by October 29, 2011. Since that date has already passed, AT&T cannot take the actions called for by the Proposal within the time frame specified by the Proposal, and thus AT&T does not have the power to implement the Proposal. Therefore, AT&T believes that it may omit the Proposal pursuant to Rule 14a-8(i)(6).

The Proposal may be omitted pursuant to Rule 14a-8(i)(3) because the Proposal is vague and indefinite.

Rule 14a-8(i)(3) permits a company to exclude a proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. In Staff Legal Bulletin No. 14B (September 15, 2004), the Staff stated that exclusion of a proposal pursuant to Rule 14a-8(i)(3) may be appropriate where the resolution contained in the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.

The Proposal calls for AT&T's Board of Directors to adopt principles and issue a report within six months of AT&T's 2011 annual meeting. AT&T's 2011 annual meeting of stockholders was held on April 29, 2011. Therefore, any action to be taken within six months of AT&T's 2011 annual meeting would need to be taken by October 29, 2011. Since the deadline for taking action under the Proposal has already passed, it is not clear whether the Proposal requires any action to be taken. Moreover, since the deadline for taking action under the Proposal has already passed, to the extent that the Proposal requires action to be taken, it is not clear what the deadline for taking such action would be. As a result, neither the shareholders voting on the Proposal nor AT&T in implementing the Proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions the Proposal requires. Therefore, AT&T believes that it may omit the Proposal pursuant to Rule 14a-8(i)(3).

For the reasons stated above and in the Original Letter, we respectfully request that the Staff concur in our view that AT&T may omit the Proposal from its 2012 proxy materials. If you have any questions or need additional information, please contact me at (214) 757-7980.

Sincerely,

Paul M. Wilson

Paul M. Wilson
General Attorney

cc: Stu Dalheim (by e-mail) (stu.dalheim@calvert.com)

Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St., Rm. 3030
Dallas, TX 75202
214-757-7980
Email: pw2209@att.com

1934 Act/Rule 14a-8

December 13, 2011

BY E-MAIL: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T Inc.
Stockholder Proposal of Calvert Investment Management, Inc. on behalf of the Calvert Enhanced Equity Portfolio, Calvert Social Index Fund and Calvert Large Cap Value Fund

Ladies and Gentlemen:

This letter and the material enclosed herewith are submitted on behalf of AT&T Inc. ("AT&T") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. On November 10, 2011, AT&T received a shareholder proposal and supporting statement (the "Proposal") submitted by Calvert Investment Management, Inc. ("Calvert") on behalf of the Calvert Enhanced Equity Portfolio, Calvert Social Index Fund and Calvert Large Cap Value Fund (the "Proponents") for inclusion in AT&T's 2012 proxy materials. A copy of the Proposal and related correspondence is attached hereto as Exhibit A. For the reasons stated below, AT&T intends to omit the Proposal from its 2012 proxy materials.

A copy of this letter and the attachments is being sent concurrently to Calvert, the Proponents' representative, as notice of AT&T's intention to omit the Proposal from its 2012 proxy materials.

The Proposal requests that AT&T adopt climate change principles. AT&T believes that the Proposal may be omitted from its 2012 proxy materials pursuant to Rules 14a-8(b) and 14a-8(f)(1) because the Proponents have failed to prove their eligibility to submit the Proposal.

The Proposal may be omitted from AT&T's 2012 proxy materials because the Proponents' proof of ownership is not from a DTC participant.

Rule 14a-8(f)(1) provides that a shareholder proposal may be excluded from a company's proxy materials if the proponent fails to meet the eligibility and procedural requirements of Rule 14a-

8(a) through (d). Rule 14a-8(b)(1) provides that in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the shareholder submits the proposal and must continue to hold these securities through the date of the meeting. If the proponent is not a registered shareholder, the proponent must provide proof of ownership in one of the two methods specified in Rule 14a-8(b)(2)(i) and (ii). Under Rule 14a-8(b)(2)(i), the proponent must submit a written statement from the record holder of the shares verifying that, at the time the proponent submitted the proposal, the proponent continuously held the shares for at least one year.

Where the proponent fails to satisfy the eligibility requirements at the time the proposal is submitted, the company must notify the proponent in writing of the deficiency within 14 calendar days of receiving the proposal. The proponent's response must be postmarked or transmitted electronically no later than 14 days from the date the proponent receives the company's notification. If the proponent fails to correct the deficiency within the required time frame, the company may exclude the proposal.

In Section B.3 of Staff Legal Bulletin No. 14(F) (October 18, 2011) ("SLB 14F"), the staff of the Securities and Exchange Commission's Division of Corporation Finance (the "Staff") took the view that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as record holders. The Staff indicated that shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at
http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

The Proposal was submitted on November 8, 2011. AT&T received the Proposal on November 10, 2011 and thereupon determined that the Proponents were not registered stockholders. Moreover, the Proponents did not include verification of their stock ownership with their submission. Therefore, within the required 14 day period, AT&T notified the Proponents of the eligibility requirements of Rule 14a-8(b), including the guidance contained in SLB 14F, and of the required time frame for a response (the "Deficiency Notice"). Specifically, the Deficiency Notice informed the Proponents of (1) the requirement for a written statement from the record holder of the shares, (2) the requirement that the broker or bank be a DTC participant, (3) how to determine whether a broker or bank is a DTC participant, and (4) the requirement, where necessary, that two ownership statements be submitted – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership. The Deficiency Notice was delivered on November 17, 2011. Accordingly, the deadline for the Proponents to submit their response to the Deficiency Notice was December 1, 2011. A copy of the Deficiency Notice and delivery confirmation are attached hereto as Exhibit B.

On November 15, 2011 Calvert submitted a letter from State Street Corp. (the "Broker Letter"), which AT&T received on November 18, 2011 (see Exhibit C). AT&T has received no other response to the Deficiency Notice. Since the deadline for responding to the Deficiency Notice has passed, any additional response submitted at this point would be untimely.

The Broker Letter is signed by Brian McAnern in his capacity as Assistant Vice President of State Street Corp. However, State Street Corp. does not appear on the DTC participant list. Therefore, State Street Corp. is not a DTC participant. We note that the DTC participant list contains the names State Street Bank and Trust Company and State Street Global Markets, but the Broker Letter is not from either of these entities. Because the Broker Letter is not from a DTC participant, it is not a written statement from the record holder of the Proponent's shares. Therefore, AT&T believes that it may omit the Proposal from its 2012 proxy materials pursuant to Rules 14a-8(b) and 14a-8(f)(1).

For the reasons stated above, we respectfully request that the Staff concur in our view that AT&T may omit the Proposal from its 2012 proxy materials. If you have any questions or need additional information, please contact me at (214) 757-7980.

Sincerely,

Paul M. Wilson

Paul M. Wilson
General Attorney

Enclosures

cc: Stu Dalheim (by e-mail) (stu.dalheim@calvert.com)

EXHIBIT A

Calvert
INVESTMENTS

4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

November 8, 2011

RECEIVED

NOV 1 0 2011

CORPORATE
SECRETARY'S OFFICE

Ann E. Meuleman
Senior Vice President and Secretary
AT&T
208 S. Akard Street, Suite 3241
Dallas, Texas 75202

Dear Ms. Meuleman:

Calvert Investment Management, Inc. ("Calvert"), a registered investment advisor, provides investment advice for the 42 mutual funds sponsored by Calvert Investments, Inc., including 21 funds that apply sustainability criteria. As of November 4, 2011, Calvert had over $12.9 billion in assets under management.

The Calvert Enhanced Equity Portfolio, Calvert Social Index Fund, and Calvert Large Cap Value Fund (together, referred to as the Funds, each referred to individually as a Fund) are each beneficial owners of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation to follow under separate cover). Furthermore, each Fund has held these securities continuously for at least one year, and each Fund intends to continue to own shares in the Company through the date of the 2012 annual meeting of shareholders.

We are notifying you, in a timely manner, that Calvert, on behalf of the Funds, is presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

As long-standing shareholders, we are filing the enclosed requesting that the Board of Directors adopt public policy principles on climate change, and issue a report on how the principles are to be implemented.

If prior to the annual meeting you agree to the request outlined in the resolution, we believe that this resolution would be unnecessary. Please direct any correspondence to Stu Dalheim, at 301-961-4762, or contact him via email at stu.dalheim@calvert.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Ivy Wafford Duke

Ivy Wafford Duke, Esq. Assistant Vice President and Assistant Secretary, Calvert Social Index Series, Inc. and Calvert Variable Products, Inc.

Enclosures
Resolution Text

Adopt Climate Change Principles

WHEREAS, increasingly investors believe that there is a strong link between climate change and corporate financial performance. Goldman Sachs reported in May 2009, "We find that while many companies acknowledge the challenges climate change presents ... there are significant differences in the extent to which companies are taking action. Differences in the effectiveness of response across industries create opportunities to lose or establish competitive advantage, which we believe will prove increasingly important to investment performance."

WHEREAS, the Intergovernmental Panel on Climate Change Fourth Assessment Report states that the "impacts of climate change will vary regionally but, aggregated and discounted to the present, they are very likely to impose net annual costs which will increase over time as global temperatures increase." We believe that such costs are likely to affect AT&T.

WHEREAS, one of the most effective means to minimize the likelihood of such costs is to reduce greenhouse gas emissions and accelerate the transition to a low carbon economy, particularly through the establishment of clear domestic policy frameworks and international agreements on climate change. We believe that companies that understand the risks and opportunities presented by climate change should join others in voicing support for public policy that will reduce the impacts and potential costs of climate change.

WHEREAS, companies that take such a climate policy approach can benefit by aligning with consumers, improving brand and reputation, demonstrating relevance in the marketplace, and protecting their progress on climate change issues.

WHEREAS, engagement with policymakers on climate policy is one of three strategic characteristics of carbon performance leadership according to the Carbon Disclosure Project's ranking of companies.

WHEREAS, 310 or 80% of responding companies in the Carbon Disclosure Project's Global 500 Report indicated that they were engaged actively with policymakers, and just over half of these companies clearly indicate that they are doing this to encourage climate change mitigation or adaptation.

WHEREAS, leading companies, including Apple, Caterpillar, Deere, Gap, GE, Johnson & Johnson, Nike, Starbucks and Xerox, have adopted principles that recognize the way to address climate change must include national legislation and international treaties to effectively stop global warming.

WHEREAS, information from corporations on their climate change public policies is important for investors as they assess the strengths of corporate securities in the context of climate change and the need for regulatory certainty.

RESOLVED: Shareholders of AT&T request that within 6 months of the 2011 annual meeting, the Board of Directors to adopt public policy principles on climate change, and issue a report on how the principles are to be implemented at reasonable costs and omitting proprietary information.

EXHIBIT B

Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St., Rm. 3030
Dallas, TX 75202
214-757-7980

November 16, 2011

BY UPS OVERNIGHT MAIL

Calvert Investment Management, Inc.
4550 Montgomery Ave.
Bethesda, MD 20814
Attn: Stu Dalheim

Dear Mr. Dalheim:

On November 10, 2011, we received a letter from Calvert Investment Management, Inc. ("Calvert") dated November 8, 2011 submitting a stockholder proposal on behalf of The Calvert Enhanced Equity Portfolio, Calvert Social Index Fund and Calvert Large Cap Value Fund (the "Proponents") for inclusion in the proxy materials for AT&T Inc.'s 2012 annual meeting of stockholders.

Under Securities and Exchange Commission Rule 14a-8, in order to be eligible to submit a proposal, a stockholder must have continuously held at least $2,000 in market value of shares of AT&T Inc. common stock for at least one year by the date the proposal is submitted and must continue to hold the shares through the date of the annual meeting.

None of the Proponents appear in our records as registered stockholders. Therefore, in accordance with Rule 14a-8, you must submit to us a written statement from the record holder of the shares (usually a broker or bank) verifying that, at the time the proposal was submitted, the required amount of shares were continuously held for at least one year.

To be considered a record holder, a broker or bank must be a Depository Trust Company ("DTC") participant. You can determine whether a broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If the broker or bank is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out who this DTC participant is by asking the broker or bank.

If the DTC participant knows the broker or bank's holdings, but does not know the stockholder's holdings, you could satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of shares were continuously held for at least one year – one from the broker or bank confirming the stockholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

You must also provide us with written evidence that, at the time the proposal was submitted, Calvert was authorized to submit the proposal on behalf of each stockholder. Please specify where in the documentation such authorization is contained.

Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received this letter. Please note that, even if you satisfy the eligibility requirements described above, we may still seek to exclude the proposal from our proxy materials on other grounds in accordance with Rule 14a-8. Moreover, if we include the proposal in our proxy materials, it will not be voted on if the stockholder or a qualified representative does not attend the annual meeting to present the proposal. The date and location of the meeting will be provided at a later time.

Sincerely,

Paul M. Wilson

Paul M. Wilson
General Attorney

EXHIBIT C

Calvert INVESTMENTS

4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

RECEIVED

NOV 18 2011

CORPORATE
SECRETARY'S OFFICE

November 15, 2011

Ann E. Meuleman
Senior Vice President and Secretary
AT&T
208 S. Akard Street, Suite 3241
Dallas, Texas 75202

Dear Ms. Meuleman:

I am writing to follow up on the shareholder proposal submitted to AT&T in regard to public policy principles on climate change that Calvert Investment Management, Inc. submitted on November 8, 2011.

Please see the enclosed letter from State Street Corp., which shows that the Calvert Enhanced Equity Portfolio, Calvert Social Index Fund, and Calvert Large Cap Value Fund (the "Funds") are each a beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting. Furthermore, the Funds each held these securities continuously for at least one year at the time the shareholder proposal was submitted, and it is the Funds' intention to continue to own shares in the Company through the date of the 2012 annual meeting of shareholders.

Please contact me immediately by phone at (301)-961-4762 or email stu.dalheim@calvert.com if you have any further questions regarding this matter.

Sincerely,

Stu Dalheim
Vice President, Shareholder Advocacy

Enclosures:
State Street Letter

STATE STREET.

Investment Services
P.O. Box 5607
Boston, MA 02110

November 14, 2011

Calvert Investment Management, Inc.
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of November 11,2011 the Calvert Funds listed below held the indicated amount of shares of the stock of AT&T. Inc. (CUSIP 00206R102). Also the funds held the amount of shares indicated continuously between 11/5/2010 & 11/11/2011.

Fund	Fund Name	Cusip Number	Security Name	Shares / Par Value 11/11/2011	Shares Held Since 11/5/2010
D862	CSIF ENHANCED EQUITY PORTFOLIO	00206R102	AT&T, INC.	83,324	83,324
D872	CALVERT SOCIAL INDEX FUND	00206R102	AT&T, INC.	93,857	93,857
D888	CALVERT VP SRI LARGE CAP VALUE PORTFOLIO	00206R102	AT&T, INC.	107,100	107,100
D894	CALVERT VP S+P 500 INDEX PORTFOLIO	00206R102	AT&T, INC.	128,377	117,436
D8A9	CALVERT LARGE CAP VALUE FUND	00206R102	AT&T, INC.	73,990	73,990
D8B1	CSIF BALANCED PORTFOLIO	00206R102	AT&T, INC.	54,195	48,815

Please feel free to contact me if you need any further information.

Sincerely,

Brian McAnern
Assistant Vice President
State Street Corp